                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                              (Amendment No. 11)*
                                          ---------

                               Saul Centers, Inc.
           --------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 Par Value
           --------------------------------------------------------
                          (Title of Class of Securities)


                                   804395 10 1
           --------------------------------------------------------
                                 (CUSIP Number)


                  Henry Ravenel, Jr., 8401 Connecticut Ave.
                 Chevy Chase, Maryland 20815  (301) 986-6207
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              February 20, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 21 Page

                                SCHEDULE 13D
CUSIP No. 804395 10 1                                        Page 2 of 21 Pages


-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
         B. Francis Saul II
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         SC, OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         United States of America
-------------------------------------------------------------------------------
  NUMBER OF                 (7) Sole Voting Power
   SHARES                        7,749
BENEFICIALLY               --------------------------------------------------
  OWNED BY                  (8) Shared Voting Power
    EACH                         2,962,025
  REPORTING                --------------------------------------------------
   PERSON                   (9) Sole Dispositive Power
    WITH                         7,749
                           --------------------------------------------------
                           (10) Shared Dispositive Power
                                 2,962,025
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         2,969,774
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         24.4%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
         IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
CUSIP No. 804395 10 1                                        Page 3 of 21 Pages


-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
         Franklin Property Company
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         SC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         Maryland
-------------------------------------------------------------------------------
  NUMBER OF                 (7) Sole Voting Power
   SHARES                        120,362
BENEFICIALLY               --------------------------------------------------
  OWNED BY                  (8) Shared Voting Power
    EACH
  REPORTING                --------------------------------------------------
   PERSON                   (9) Sole Dispositive Power
    WITH                         120,362
                           --------------------------------------------------
                           (10) Shared Dispositive Power

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         120,362
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         1.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
         CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
CUSIP No. 804395 10 1                                        Page 4 of 21 Pages


-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
         Westminster Investing Company
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         SC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         New York
-------------------------------------------------------------------------------
  NUMBER OF                 (7) Sole Voting Power
   SHARES                        374,030
BENEFICIALLY               --------------------------------------------------
  OWNED BY                  (8) Shared Voting Power
    EACH
  REPORTING                --------------------------------------------------
   PERSON                   (9) Sole Dispositive Power
    WITH                         374,030
                           --------------------------------------------------
                           (10) Shared Dispositive Power

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         374,030
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         3.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
         CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
CUSIP No. 804395 10 1                                        Page 5 of 21 Pages


-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
         Van Ness Square Corporation
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         SC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         Maryland
-------------------------------------------------------------------------------
  NUMBER OF                 (7) Sole Voting Power
   SHARES                        57
BENEFICIALLY               --------------------------------------------------
  OWNED BY                  (8) Shared Voting Power
    EACH
  REPORTING                --------------------------------------------------
   PERSON                   (9) Sole Dispositive Power
    WITH                         57
                           --------------------------------------------------
                           (10) Shared Dispositive Power

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         57
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
         CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D
CUSIP No. 804395 10 1                                        Page 6 of 21 Pages


-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
         B.F. Saul Real Estate Investment Trust
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         SC, WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         Maryland
-------------------------------------------------------------------------------
  NUMBER OF                 (7) Sole Voting Power
   SHARES                        1,723,674
BENEFICIALLY               --------------------------------------------------
  OWNED BY                  (8) Shared Voting Power
    EACH
  REPORTING                --------------------------------------------------
   PERSON                   (9) Sole Dispositive Power
    WITH                         1,723,674
                           --------------------------------------------------
                           (10) Shared Dispositive Power

-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         1,723,674
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
         14.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                AMENDMENT NO. 11
                                       TO
                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

    No change.

ITEM 2. IDENTITY AND BACKGROUND.

    Item 2 is amended in its entirety to read as follows:

    This statement is filed by (1) B. Francis Saul II, (2) Franklin Property Company, (3) Westminster Investing Corporation, (4) Van Ness Square Corporation and (5) B. F. Saul Real Estate Investment Trust, all or some of whom may be considered a group for the purposes of Rule 13d-1. Franklin Property Company, Westminster Investing Corporation, and Van Ness Square Corporation are hereinafter referred to collectively as the "Corporations."

    B. Francis Saul II is Chairman of the Board, a Director and Chief Executive Officer of (i) the Issuer, (ii) B. F. Saul Company (the "Saul Company"), (iii) B. F. Saul Real Estate Investment Trust (the "Saul Trust"), and (iv) Chevy Chase Bank, F.S.B. ("Chevy Chase"). Mr. Saul's business address and that of each of the foregoing entities is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815 (except Chevy Chase which is located at 7926 Jones Branch Drive, McLean, Virginia 22102). The principal business of each of the foregoing entities (except for Chevy Chase, which is a federally chartered savings bank) is the development, ownership and management of real estate, directly or through subsidiary entities. The Saul Trust, an unincorporated business trust organized and existing under Maryland law, is a majority owned subsidiary of the Saul Company. Chevy Chase is a majority owned subsidiary of the Saul Trust.

    Franklin Property Company, a Maryland corporation, and a wholly owned subsidiary of the Saul Company, is a company principally engaged in real estate management.

    Westminster Investing Corporation, a New York corporation, is a company formerly engaged in the ownership and development of real estate and currently principally engaged in the ownership of equity interests in affiliated entities.

    Van Ness Square Corporation, a Maryland corporation, is a company formerly engaged in the ownership and development of real estate and currently principally engaged in the ownership of equity interests in affiliated entities.

    The address of the principal business and principal office of each of the Corporations is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815.

    Information about the directors and executive officers of each of the Corporations and the Saul Trust is set forth in the following tables. B. Francis Saul II is ultimately in control of each of the Corporations and the Saul Trust.

FRANKLIN PROPERTY COMPANY

                                                                     POSITION WITH COMPANY AND PRESENT
NAME(1)                                                              PRINCIPAL OCCUPATION IF DIFFERENT
--------------------------------------------------------  --------------------------------------------------------
Philip D. Caraci                                          President and Director; President and Director, Saul
                                                          Centers, Inc.; Executive Vice President, B. F. Saul
                                                          Company; Senior Vice President, B. F. Saul Real Estate
                                                          Investment Trust

Ross E. Heasley                                           Vice President and Director; Vice President, B. F. Saul
                                                          Company; Vice President, B. F. Saul Real Estate
                                                          Investment Trust; Vice President and Assistant
                                                          Secretary, Saul Centers, Inc.

Patricia E. Clark                                         Secretary and Director; Assistant Vice President and
                                                          Secretary, B. F. Saul Company

Henry C. Parrish III                                      Senior Vice President; Vice President, B. F. Saul
                                                          Company; Assistant Vice President, B. F. Saul Real
                                                          Estate Investment Trust

William K. Albright                                       Vice President and Treasurer; Vice President and
                                                          Treasurer, B. F. Saul Company and B. F. Saul Real Estate
                                                          Investment Trust; Vice President and Assistant
                                                          Treasurer, Saul Centers, Inc.

Mark G. Carrier                                           Vice President; Vice President, B. F. Saul Company;
                                                          Assistant Vice President, B. F. Saul Real Estate
                                                          Investment Trust

J. Roger Ellison                                          Vice President; Vice President, B.F. Saul Company

------------------------

(1) The business address of each person is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815.

James P. Sprouse                               Vice President; Vice President, B. F. Saul
                                               Company; Assistant Vice President, B. F. Saul
                                               Real Estate Investment Trust

Ernest R. Pivonka                              Vice President; Vice President, B. F. Saul
                                               Company

Merle F. Sustersich                            Vice President; Vice President, B. F. Saul
                                               Company

Bryon S. Barlow                                Vice President; Vice President, B. F. Saul
                                               Company

WESTMINSTER INVESTING CORPORATION

                                                                     POSITION WITH COMPANY AND PRESENT
NAME(2)                                                              PRINCIPAL OCCUPATION IF DIFFERENT
--------------------------------------------------------  --------------------------------------------------------

B. Francis Saul II                                        Director, Chairman of the Board and President; Chairman
                                                          of the Board and Chief Executive Officer, Saul Centers,
                                                          Inc.; Chairman of the Board, B. F. Saul Company, B. F.
                                                          Saul Real Estate Investment Trust, Chevy Chase Bank,
                                                          F.S.B.

B. Francis Saul III                                       Executive Vice President and Director

George M. Rogers, Jr.(3)                                  Secretary and Director; Partner, Shaw, Pittman, Potts &
                                                          Trowbridge

William F. Anhut, Jr.                                     Vice President and Treasurer

------------------------

(2) The business address of each person is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815 unless otherwise indicated.

(3) Mr. Rogers' business address is Shaw, Pittman, Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037.

VAN NESS SQUARE CORPORATION

                                                                     POSITION WITH COMPANY AND PRESENT
                          NAME(4)                                      PRINCIPAL OCCUPATION IF DIFFERENT
--------------------------------------------------------  --------------------------------------------------------

B. Francis Saul II                                        Director and Chairman; Chairman of the Board and Chief
                                                          Executive officer, Saul Centers, Inc.; Chairman of the
                                                          Board, B. F. Saul Company, B. F. Saul Real Estate
                                                          Investment Trust, Chevy Chase Bank, F.S.B.

B. Francis Saul III                                       President, Secretary and Director; Executive Vice
                                                          President and Director, Westminster Investing
                                                          Corporation

William F. Anhut, Jr.                                     Vice President, Treasurer and Director; Vice President
                                                          and Treasurer, Westminster Investing Corporation

B. F. Saul Real Estate Investment Trust

                                                                    POSITION WITH COMPANY AND PRESENT
                         NAME(5)                                     PRINCIPAL OCCUPATION IF DIFFERENT
------------------------------------------------------  ----------------------------------------------------------

B. Francis Saul II                                      Trustee and Chairman; Chairman of the Board and Chief
                                                        Executive Officer, Saul Centers, Inc.; Chairman of the
                                                        Board, B. F. Saul Company, Chevy Chase Bank, F.S.B.

Gilbert M. Grosvenor(6)                                 Trustee; President and Chairman of the Board of Trustees,
                                                        National Geographic Society

George M. Rogers, Jr.(7)                                Trustee; Partner, Shaw, Pittman, Potts & Trowbridge

------------------------
(4) The business address of each person is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815 unless otherwise indicated.

(5) The business address of each person is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815 unless otherwise indicated.

(6) Mr. Grosvenor's business address is National Geographic Society, 17th and M Streets, N.W., Washington, D.C. 20009.

(7) Mr. Rogers' business address is Shaw, Pittman, Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037

Garland J. Bloom                               Trustee; Real Estate Consultant

John R. Whitmore(8)                            Trustee; Director, President and Chief
                                               Executive Officer, The Bessemer Group,
                                               Incorporated and its Bessemer Trust Company
                                               subsidiaries

Philip D. Caraci                               Senior Vice President and Secretary;
                                               President and Director, Saul Centers, Inc.;
                                               Executive Vice President, B. F. Saul Company;
                                               President and Director, Franklin Property
                                               Company

Stephen R. Halpin, Jr.                         Vice President and Chief Financial Officer;
                                               Executive Vice President and Chief Financial
                                               Officer, Chevy Chase Bank, F.S.B.; Senior
                                               Vice President and Chief Financial Officer,
                                               B. F. Saul Company

Ross E. Heasley                                Vice President; Senior Vice President, B. F.
                                               Saul Company; Vice President and Assistant
                                               Secretary, Saul Centers, Inc.; Vice President
                                               and Director, Franklin Property Company

Henry Ravenel, Jr.                             Vice President; Vice President, B. F. Saul
                                               Company and Saul Centers, Inc.

William K. Albright                            Vice President and Treasurer; Vice President
                                               and Treasurer, B. F. Saul Company and
                                               Franklin Property Company; Vice President and
                                               Assistant Treasurer, Saul Centers, Inc.


    None of the persons filing this statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment. To the best of the knowledge and belief of the Corporations, none of the directors and executive officers of the Corporations has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment. To the best of the knowledge and belief of the Saul Trust, none of the trustees or executive officers of the Saul Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment.

-------------------------
(8) Mr. Whitmore's business address is The Bessemer Group, Incorporated, 630 Fifth Avenue, New York, New York 10111.

    None of the persons filing this statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years from the date of this Amendment.

    To the best of the knowledge and belief of the Corporations, none of the directors and executive officers of the Corporations was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years from the date of this Amendment. To the best of the knowledge and belief of the Saul Trust, none of the trustees and executive officers of the Saul Trust was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years from the date of this Amendment.

    All individuals named in this Schedule 13D are citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Item 3 is amended in its entirety to read as follows:

    Saul Centers instituted a Dividend Reinvestment and Stock Purchase Plan in December 1995 (the "DRIP") through which holders of Saul Centers Common Stock and holders of limited partnership interests in Saul Holdings Limited Partnership may choose to have some or all of their cash dividends or cash distributions automatically reinvested in shares of Common Stock. Since October 30, 1996, the date of Amendment Number 10 to this Schedule 13D, Saul Centers has issued Common Stock pursuant to the DRIP on October 31, 1996 and January 31, 1997. The Saul Trust, Franklin Property Company and Van Ness Square Corporation all participated in the DRIP and, consequently, were issued additional shares of Saul Centers Common Stock in lieu of receiving cash payments. The total amount reinvested and the number of shares acquired by such entities are as follows:

SAUL TRUST

                                                                                                       NUMBER
                                                                                       PRICE PER      OF SHARES
DATE OF DRIP REINVESTMENT                                         AMOUNT REINVESTED      SHARE        PURCHASED
----------------------------------------------------------------  -----------------  --------------  ------------

October 31, 1996................................................   $   564,574.428    $     14.186     39,798.000

January 31, 1997................................................   $   580,085.220    $     16.005     36,244.000
                                                                  -----------------                  ------------
                                                                  -----------------                  ------------
Total:..........................................................   $ 1,144,659.648                     76,042.000

FRANKLIN PROPERTY COMPANY

                                                                                   PRICE PER     NUMBER OF SHARES
DATE OF DRIP REINVESTMENT                                     AMOUNT REINVESTED      SHARE          PURCHASED
------------------------------------------------------------  -----------------  --------------  ----------------

October 31, 1996............................................   $    44,598.826    $     14.186        3,143.862

January 31, 1997............................................   $    45,824.924    $     16.005        2,863.163
                                                              -----------------                  ----------------
                                                              -----------------                  ----------------

Total:......................................................   $    90,423.750                        5,726.326

VAN NESS SQUARE CORPORATION

                                                                                   PRICE PER      NUMBER OF SHARES
DATE OF DRIP REINVESTMENT                                     AMOUNT REINVESTED      SHARE            PURCHASED
------------------------------------------------------------  -----------------  --------------  -------------------

October 31, 1996............................................      $  21.236        $   14.186             1.497

January 31, 1997............................................      $  21.815        $   16.005             1.363
                                                                -------------                         ------------
                                                                -------------                         ------------
Total:......................................................      $  43.051                               2.860

    In addition, from December 30, 1996 to March 31, 1997, the Saul Trust purchased a total of 200,000 shares of Common Stock on the open market. The total purchase price was $3,282,600 and the source of funds used in making the purchases was working capital.

    The B. F. Saul Company Employees' Profit Sharing Retirement Trust (the "Plan") is a profit sharing retirement plan for the benefit of the employees of the Saul Company, its subsidiaries and other participating companies that invests its assets for the benefit of the employees of such companies. The Plan is intended to qualify under Section 401(a) of the Internal Revenue Code and is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by five trustees: B. Francis Saul II, Philip D. Caraci, Alexander R.M. Boyle, Patricia E. Clark and Stephen R. Halpin, Jr. Because B. Francis Saul II shares the power to vote and to dispose of the shares of common stock acquired by the Plan, the acquisition of such shares is being reported in this Schedule 13D.

                                                            Page 14 of 21 Pages

    The Plan participated in the DRIP and reinvested the following amounts for shares of Saul Centers Common Stock:

                                                                                   PRICE PER     NUMBER OF SHARES
DATE OF DRIP REINVESTMENT                                     AMOUNT REINVESTED      SHARE          PURCHASED
------------------------------------------------------------  -----------------  --------------  ----------------
October 31, 1996............................................   $   254,801.839    $     14.186       17,961.500
January 31, 1997............................................   $   261,806.813    $     16.005       16,357.814
                                                              -----------------                  ----------------
                                                              -----------------                  ----------------
     Total:.................................................   $   516,608.652                       53,339.041

    In addition, various trusts established for the benefit of the children of
B. Francis Saul II (the "Trusts"), a fund created under the Uniform Gift to Minors Act of which B. Francis Saul II is custodian and Mrs. Patricia E. Saul, the wife of B. Francis Saul II, have participated in the DRIP. The additional shares of Saul Centers Common Stock issued pursuant to the DRIP to these entities and individuals are being reported in this Schedule 13D because B. Francis Saul II, either as sole trustee of some of the Trusts, as custodian, or by reason of his possible influence over the other trustees and beneficiaries and over his wife, has or might be deemed to have sole or shared voting and dispositive power over such shares. The amounts reinvested and the number of shares issued pursuant to the DRIP are listed below:

Elizabeth Willoughby Saul Trust
B. Francis Saul II, Trustee
-------------------------------

                                                                                   PRICE PER     NUMBER OF SHARES
DATE OF DRIP REINVESTMENT                                     AMOUNT REINVESTED      SHARE           PURCHASED
------------------------------------------------------------  -----------------  --------------  -----------------
October 31, 1996............................................    $   1,061.666      $   14.186           74.839
January 31, 1997............................................    $   1,090.853      $   16.005           68.157
                                                              -----------------                       --------
                                                              -----------------                       --------
     Total:.................................................    $   2,152.519                          142.996

Sharon Elizabeth Saul Trust
B. Francis Saul II, Trustee
---------------------------

                                                                                   PRICE PER     NUMBER OF SHARES
DATE OF DRIP REINVESTMENT                                     AMOUNT REINVESTED      SHARE           PURCHASED
------------------------------------------------------------  -----------------  --------------  -----------------
October 31, 1996...........................................    $     636.994      $   14.186           44.903
January 31, 1997...........................................    $     654.524      $   16.005           40.895
                                                              -----------------                         ------
                                                              -----------------                         ------
     Total:.................................................    $   1,291.518                           85.798


                                                            Page 15 of 21 Pages

B. Francis Saul II, Custodian for
Patricia English Saul, UGMA
---------------------------------

                                                                                   PRICE PER     NUMBER OF SHARES
DATE OF DRIP REINVESTMENT                                     AMOUNT REINVESTED      SHARE           PURCHASED
------------------------------------------------------------  -----------------  --------------  -----------------
October 31, 1996............................................    $   1,061.666      $   14.186           74.839
January 31, 1997............................................    $   1,090.853      $   16.005           68.157
                                                              -----------------                        -------
                                                              -----------------                        -------
     Total:.................................................    $   2,152.519                          142.996

Trust FBO Elizabeth W.  Saul
u/a dated 12/30/76, George M. Rogers, Jr.,
Successor Trustee
------------------------------------------

                                                                                   PRICE PER     NUMBER OF SHARES
DATE OF DRIP REINVESTMENT                                     AMOUNT REINVESTED      SHARE           PURCHASED
------------------------------------------------------------  -----------------  --------------  -----------------
October 31, 1996............................................    $   1,061.666      $   14.186           74.839
January 31, 1997............................................    $   1,090.853      $   16.005           68.157
                                                              -----------------                        -------
                                                              -----------------                        -------
     Total:.................................................    $   2,152.519                          142.996


Trust FBO Andrew M.  Saul II
u/a dated 12/30/70, George M. Rogers, Jr.,
Successor Trustee

                                                                                   PRICE PER     NUMBER OF SHARES
DATE OF DRIP REINVESTMENT                                     AMOUNT REINVESTED      SHARE           PURCHASED
------------------------------------------------------------  -----------------  --------------  -----------------
October 31, 1996............................................    $   1,061.666      $   14.186           74.839
January 31, 1997............................................    $   1,090.853      $   16.005           68.157
                                                              -----------------                         ------
                                                              -----------------                         ------
     Total:.................................................    $   2,152.519                          142.996

                                                            Page 16 of 21 Pages

Trust FBO Patricia English Saul
u/a dated 12/15/71, George M. Rogers, Jr.,
Successor Trustee

                                                                                   PRICE PER     NUMBER OF SHARES
DATE OF DRIP REINVESTMENT                                     AMOUNT REINVESTED      SHARE           PURCHASED
------------------------------------------------------------  -----------------  --------------  -----------------
October 31, 1996............................................    $   1,061.666      $   14.186           74.839
January 31, 1997............................................    $   1,090.853      $   16.005           68.157
                                                              -----------------                  -----------------
                                                              -----------------                  -----------------
     Total:.................................................    $   2,152.519                          142.996

Patricia E. Saul (Mrs.)

                                                                                   PRICE PER     NUMBER OF SHARES
DATE OF DRIP REINVESTMENT                                     AMOUNT REINVESTED      SHARE          PURCHASED
------------------------------------------------------------  -----------------  --------------  ----------------
October 31, 1996............................................   $    12,209.252    $     14.186         860.655
January 31, 1997............................................   $    12,544.911    $     16.005         783.812
                                                              -----------------                      ---------
                                                              -----------------                      ---------
     Total:.................................................   $    24,754.163                       1,644.467

    Westminster Investing Corporation, which holds 374,030 shares of Saul Centers Common Stock, and Security Trust Co., N.A., Trustee FBO Francis Saul III and Andrew M. Saul II u/a with B. Francis Saul II dated 12/30/76, which holds 15,000 shares of Saul Centers Common Stock, did not participate in the DRIP.

ITEM 4. PURPOSE OF TRANSACTION.

    No change.

                                                            Page 17 of 21 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 2 is amended in its entirety to read as follows:

        a. The number and percentage of Common Shares beneficially owned by the reporting persons are set forth in the following table:

                                                                NUMBER OF SHARES
                                                                  BENEFICIALLY      PERCENTAGE
REPORTING PERSON                                                      OWNED          OF CLASS
--------------------------------------------------------------  -----------------  -------------
B. Francis Saul II............................................      2,969,774*            24.4%*
Franklin Property Company.....................................         120,362             1.0
Westminster Investing Corp....................................         374,030             3.1
Van Ness Square Corporation...................................              57             0.0
B.F. Saul Real Estate Investment Trust........................       1,723,674            14.1

* Includes all of the shares of Common Stock acquired by the Corporations, the Plan, the Saul Trust, the Trusts, B. Francis Saul II as custodian and Mrs. Patricia E. Saul. B. Francis Saul II owns no shares of Common Stock directly. Pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the shares of Common Stock described above are considered to be beneficially owned by Mr. Saul because he has or may be deemed to have sole or shared voting and/or investment power in respect thereof.

         b. The Corporations and the Saul Trust have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock directly owned by each. B. Francis Saul II shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock owned by the Corporations, the Saul Trust and the Plan with the other directors of the Corporations, the other trustees of the Saul Trust and the other trustees of the Plan, respectively. The information required by Item 2 with respect to the other directors of the Corporations and the other trustees of the Saul Trust is set forth in Item 2 above. The information required by Item 2 with respect to the other Plan trustees is set forth in the following table:

NAME                                                                        PRINCIPAL OCCUPATION
--------------------------------------------------------  --------------------------------------------------------

Philip D. Caraci                                          Director and President, Saul Centers, Inc.; Executive
                                                          Vice President, B. F. Saul Company; Senior Vice
                                                          President, B. F. Saul Real Estate Investment Trust

Alexander R. M. Boyle                                     Vice Chairman, Chevy Chase Bank, F.S.B.

Patricia E. Clark                                         Assistant Vice President and
                                                          Secretary, B. F. Saul Company

Stephen R. Halpin, Jr.                                    Executive Vice President and Chief Financial Officer,
                                                          Chevy Chase Bank, F.S.B.; Vice President and Chief
                                                          Financial Officer, B. F. Saul Real Estate Investment
                                                          Trust

    The business address of each of the foregoing individuals is 8401 Connecticut Avenue, Chevy Chase, Maryland 20815.

                                                            Page 18 of 21 Pages

    B. Francis Saul II, as sole trustee of the Sharon Elizabeth Saul Trust and the Elizabeth Willoughby Saul Trust, and as custodian for Patricia English Saul under the Uniform Gift to Minors Act, has the sole power to vote and the sole power to direct the disposition of 7,749 shares of Common Stock. As noted in
Item 3, because of his possible influence over the trustees and beneficiaries of the Trusts named below and over his wife, Mrs. Patricia E. Saul, Mr. Saul might be deemed to have shared voting or dispositive power over the shares of Common Stock owned by such Trusts and by Mrs. Saul as indicated by the following table:

OWNER                                                                                            NUMBER OF SHARES
-----------------------------------------------------------------------------------------------  -----------------
Security Trust Co., NA, Trustee FBO Francis
Saul III & Andrew M. Saul II u/a w/B. Francis
Saul II dated 12/30/76                                                                                  15,000

Trust FBO Elizabeth W. Saul
u/a dated 12/30/70, George M. Rogers, Jr.,
Successor Trustee                                                                                        2,865

Trust FBO Andrew M. Saul II
u/a dated 12/30/70, George M. Rogers, Jr.,
Successor Trustee                                                                                        2,865

Trust FBO Patricia English Saul
u/a dated 12/15/71, George M. Rogers, Jr.,
Successor Trustee                                                                                        2,865

Patricia E. Saul (Mrs.)                                                                                 32,950

    The information with respect to the trustees of these Trusts and with respect to Mrs. Saul required by Item 2 is as follows.

    Security Trust Company, N.A. is a national banking association with its principal business address and the address of its principal office at 1500 Pennsylvania Avenue, N.W., Washington, D.C. 20013.

    George M. Rogers, Jr. is an attorney at law, whose principal occupation is as a partner in the law firm of Shaw, Pittman, Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, which is also Mr. Rogers' business address.

    Patricia E. Saul is the wife of B. Francis Saul II. She resides at One Quincy Street, Chevy Chase, Maryland 20815. Her principal occupation is that of housewife.

    To the best of the information and belief of the persons filing this statement, during the past five years from the date of this Amendment, neither Security Trust Company, nor Mr. Rogers, nor Mrs. Saul, nor any of the Plan trustees has, during the past five years from the date of this Amendment, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating

                                                            Page 19 of 21 Pages

activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Rogers, Mrs. Saul and the Plan trustees are citizens of the United States of America.

    c. The only transactions known to the persons filing this statement during the past 60 days from the date of this Amendment are the following:

    The Saul Trust acquired shares of Common Stock on the open market on the dates, in the amounts and for the total cost indicated in the following table:

                DATE OF PURCHASE  NUMBER OF SHARES    TOTAL COST
                ----------------  -----------------  ------------
                     12/30/96              3,600     $  56,700.00
                     12/31/96             24,000       375,250.00
                      1/02/97              6,600       104,850.00
                      1/03/97              2,000        31,750.00
                      1/06/97              5,600        89,087.50
                      1/07/97              7,600       122,100.00
                      1/08/97              7,600       123,375.00
                      1/09/97              2,900        47,737.50
                      1/10/97              5,000        83,125.00
                      1/13/97              6,900       115,637.50
                      1/14/97              8,900       154,562.50
                      1/15/97              6,900       113,962.50
                      1/16/97              8,900       148,337.50
                      1/17/97              3,500        58,625.00
                      2/27/97              4,500        75,625.00
                      2/28/97              4,500        76,562.50
                      3/03/97              1,300        22,175.00
                      3/04/97              4,600        79,175.00
                      3/05/97              4,600        78,725.00
                      3/06/97              4,600        77,875.00
                      3/07/97              4,500        77,412.50
                      3/10/97              3,900        65,700.00
                      3/11/97              5,000        83,375.00
                      3/12/97              5,000        82,750.00
                      3/13/97              5,000        83,000.00
                      3/14/97              2,100        34,650.00
                      3/17/97              5,000        82,750.00
                      3/18/97              5,000        83,537.50
                      3/19/97              5,000        82,250.00
                      3/20/97              5,000        82,125.00

                                                            Page 20 of 21 Pages

                      3/21/97              5,000        81,250.00
                      3/24/97              6,100        99,125.00
                      3/25/97              6,100        99,125.00
                      3/26/97              6,100        97,975.00
                      3/27/97              6,100        96,837.50
                      3/31/97              1,000        15,500.00
                                         =======     ============
                       Total:            200,000     $  3,282,600

     d. Beneficiaries of the Plan, beneficiaries of the Trusts, Patricia English Saul and Mrs. Patricia E. Saul have the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock acquired by the Plan, the Trusts, Mr. Saul (as custodian for Patricia English Saul), and Mrs. Saul, respectively. The interest of no such beneficiary, Patricia English Saul, or Mrs. Patricia E. Saul, relates to more than five percent of the Common Stock.

     e. Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
  WITH RESPECT TO SECURITIES OF THE ISSUER.

    None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

    None.

                                                            Page 21 of 21 Pages

                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                         /s/ B. Francis Saul II
                                        --------------------------------------
    April 11, 1997                   B. Francis Saul II

                                    FRANKLIN PROPERTY COMPANY

    April 11, 1997                  By: /s/ Ross E. Heasley
                                        --------------------------------------
                                        Ross E. Heasley, Vice President

                                    WESTMINSTER INVESTING CORPORATION

    April 11, 1997                   By: /s/ B. Francis Saul II
                                        --------------------------------------
                                        B. Francis Saul II,
                                        Chairman and President

                                    VAN NESS SQUARE CORPORATION

   April 11, 1997                   By: /s/ B. Francis Saul II
                                        --------------------------------------
                                        B. Francis Saul II,
                                        Chairman

                                    B. F. SAUL REAL ESTATE
                                    INVESTMENT TRUST

   April 11, 1997                    By: /s/ B. Francis Saul II
                                        --------------------------------------
                                        B. Francis Saul II, Chairman